Sticker dated October 12, 2009 to Prospectus dated August 11, 2009

The prospectus for Atlas Resources Public #18-2008 Program consists of this sticker, the prospectus dated August 11, 2009 and Cumulative Supplement No. 1 dated October 12, 2009.  The purpose of the supplement is to update the status of the offering of units in Atlas Resources Public #18-2009(C) L.P., provide a risk factor dealing with the possible replacement of some or all of the proposed wells in Appendix A – Information Regarding Currently Proposed Prospects in the prospectus depending on the future price of natural gas, which cannot be predicted with certainty, update the closing of the merger of Atlas Energy Resources, LLC with a subsidiary of Atlas America, Inc., and update the policy of the managing general partner and its affiliates with regard to apportioning the benefits and liabilities of their hedging agreements to the partnership and the other partnerships sponsored by the managing general partner and its affiliates.

This sticker and Cumulative Supplement No. 1 form a part of, and must be accompanied or preceded by, the prospectus.

Atlas Resources Public #18-2008 Program

Cumulative Supplement No. 1
to the
Prospectus dated August 11, 2009

October 12, 2009

This supplement forms a part of, and must be accompanied or preceded by, the prospectus.  You should carefully review the prospectus and this supplement before subscribing for units.

The purpose of this supplement is to:

•	update the status of the offering of units in Atlas Resources Public #18-2009(C) L.P. (the “partnership”);

•
provide a risk factor dealing with the possible replacement of some or all of the proposed wells in Appendix A – Information Regarding Currently Proposed Prospects (“Appendix A”) in the prospectus depending on of the future price of natural gas, which cannot be predicted with certainty;

•	update the closing of the merger of Atlas Energy Resources, LLC with a subsidiary of Atlas America, Inc.; and

•
update the policy of the managing general partner and its affiliates with regard to apportioning the benefits and liabilities of their hedging agreements to the partnership and the other partnerships sponsored by the managing general partner and its affiliates.

Status of the Offering.  The program is currently offering units in Atlas Resources Public #18-2009(C) L.P. (the “partnership”).  The partnership had received subscriptions of $2,005,300.00 from 65 investors, all of whom are investor general partners and none of whom are limited partners as of September 17, 2009.  These subscriptions meet its minimum offering proceeds of $2,000,000 and are sufficient to break escrow and began its drilling operations.

Risk Factor.  During the course of 2009, the spot market price of natural gas decreased to its lowest level since September 2002.  In this regard, whether a proposed well is drilled depends on the managing general partner’s analysis of many factors, including the current spot market price of natural gas, the price of natural gas on the futures market, the hedges that affiliates of the managing general partner have entered into with respect to the future price of natural gas, the anticipated cost to drill the well and the expected volume of production of natural gas from the well.  With respect to the proposed prospects to be drilled, the managing general partner generally places more emphasis on the anticipated future market price of natural gas since significant production of natural gas from the wells that the partnership will drill will not begin until the first quarter of 2010.  There is a risk that the managing general partner may not be able to correctly analyze the factors set forth above, but the managing general partner believes that if the price of natural gas on the futures market declines over the partnership’s scheduled drilling period, then some or all of the wells specified in Appendix A in the prospectus may be uneconomical to drill.  Thus, some or all of the wells specified in Appendix A may not be drilled by the partnership, and the specified wells that are drilled, if any, may become uneconomical to operate in the future.  See “Risk Factors – Risks Related to the Partnership’s Oil and Gas Operations – Partnership Distributions May be Reduced if There is a Decrease in the Price of Natural Gas and Oil” and Appendix A in the prospectus regarding the managing general partner’s ability to withdraw and substitute the prospects.

Management – Managing General Partner and Operator – Merger of Atlas Energy Resources, LLC With a Subsidiary of Atlas America, Inc.  On September 29, 2009 a subsidiary of Atlas America, Inc. (“Atlas America”) and Atlas Energy Resources, LLC (“Atlas Energy”) merged with Atlas Energy surviving as a wholly owned subsidiary of Atlas America.  The merger was made with the approval of a majority of Atlas Energy’s Class B common units and a majority of Atlas America’s common stock, Atlas Energy’s lenders and compliance with other customary closing conditions.  Also, Atlas America changed its name to “Atlas Energy, Inc.”, and its common stock will continue to trade on NASDAQ under the symbol “Atls.”  Also, as a result of the merger, Atlas Energy, Inc. has a single class of publically traded common equity with one board of directors.  The board of directors of the combined entity consists of ten independent directors of Atlas America and Atlas Energy serving at the time the merger was consummated, as well as Edward E. Cohen and Jonathan Z. Cohen, Chief Executive Officer and Vice Chairman, respectively, of both Atlas Energy, Inc. (formerly Atlas America before it changed its name pursuant to the merger) and Atlas Energy.

Following the closing of the merger, Atlas Energy, Inc. expects to continue the accelerated expansion of its Marcellus Shale position in southwestern Pennsylvania for its own account with retained cash flows from operations.  Also, each outstanding Atlas Energy Class B common unit, other than Atlas Energy’s Class B common units owned by Atlas America and its subsidiaries and Atlas Energy Class B common units held in treasury, will be cancelled and converted into the right to receive 1.16 shares of Atlas America’s common stock and the Class B common units will be delisted from the New York Stock Exchange.  Also, the merger does not provide for the termination or amendment of Atlas Energy Management, Inc.’s existing management agreement to manage Atlas Energy’s business affairs as discussed in “ – Transactions with Management and Affiliates” in the prospectus.

See “Management – Organizational Diagrams and Security Ownership of Beneficial Owners – Pro Forma Organizational Diagram of Atlas America After the Intended Merger (1)” in the prospectus.  Further, see “Litigation” in the prospectus regarding the lawsuits filed contesting the merger.

Proposed Activities – Sale of Natural Gas and Oil Production – Natural Gas Contracts.  The first full paragraph on page 98 of the prospectus has been revised to read as set forth in the paragraphs below.

Subject to the managing general partner’s and its affiliates’ interest in their natural gas contracts or pipelines and gathering systems, all benefits and liabilities from marketing and hedging or other relationships affecting the property of the managing general partner or its affiliates or the partnerships must be fairly and equitably apportioned according to the interests of each in the property.

In this regard, the benefits and liabilities of the hedging agreements are first allocated from time-to-time between the partnership and the other partnerships sponsored by the managing general partner and its affiliates, on the one hand, and the managing general partner and its affiliates (other than the partnerships), on the other hand, pro rata based on each party’s respective portion of the existing oil and natural gas reserves at the time the hedging agreements are executed.  This allocation may be further adjusted by the managing general partner, in its sole discretion, based on its subjective analysis of the hedging position of each party.  In addition, from time-to-time at the managing general partner’s discretion, the managing general partner may enter into hedging agreements for the purpose of designating these hedging agreements to specific existing oil and natural gas reserves of the managing general partner and its affiliates (other than the partnerships), on the one hand, and the partnership and the other partnerships sponsored by the managing general partner and its affiliates, on the other hand, subject to the hedging limitations contained in the ATN credit facility agreement.  See “Management’s Discussion and Analysis of Financial Condition, Results of Operations, Liquidity and Capital Resources” in the prospectus for a discussion of ATN’s credit facilities.

Thereafter, the resulting hedging agreement volumes that are allocated to the partnerships as a group are reallocated among the various partnerships based on each partnership’s respective current actual monthly production, consistent with past practice.

The partnership and the other partnerships sponsored by the managing general partner and its affiliates will be severally liable for their respective allocated share of the liabilities under the hedging agreements, but will not be jointly and severally liable for the entire amount of the liabilities under the hedging agreements.  Additionally, ATN will not be liable for any of those liabilities, or be entitled to any of those benefits, to the extent they are allocated to the partnership and the other partnerships sponsored by the managing general partner and its affiliates.  Also, the partnership may enter into its own agreements and financial instruments relating to hedging its natural gas and oil and the pledging of up to 100% of its assets and reserves in connection therewith.